Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com David R. Crandall Direct: +1 303 454 2449 david.crandall@hoganlovells.com

August 16, 2017

Via EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549
Attn:	Larry Spirgel
Courtney Lindsay

Re:	Royalty Flow Inc. Draft Offering Statement on Form 1-A Submitted June 26, 2017 CIK No. 0001709847

Ladies and Gentlemen:

This response letter is confidentially submitted on behalf of Royalty Flow Inc. (“Royalty Flow” or the “Company”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 19, 2017, with respect to the above-referenced Draft Offering Statement on Form 1-A (the “Offering Statement”). The Company intends to file publicly Amendment No. 1 to the Offering Statement (the “Amendment”) in September 2017, which will include changes to reflect responses to the Staff’s comments and other updates.

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter. Capitalized terms used but not defined in this response letter have the meanings set forth in the Offering Statement.

General

1.	Note that the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. See Section 27A of the Securities Act of 1933. Please delete all references to the safe harbor provided by the Private Securities Litigation Reform Act throughout your offering document.

RESPONSE:

The Company will revise the Offering Statement to remove all references to the safe harbor provided by the Private Securities Litigation Reform Act.

United States Securities and Exchange Commission

August 16, 2017

Offering Circular Cover Page

2.	Disclose the duration of the offering. We note the deadline to exercise the option under the Option Agreement (November 15, 2017). Tell us what happens if you have raised the $9,750,000 needed to exercise the option by that date but not the $11 million offering minimum.

RESPONSE:

As noted in the Staff’s comment, the Company must exercise the option on or before November 15, 2017 pursuant to Section 4(a) of the Option Agreement. The Company intends to establish a date on or before November 15, 2017 as the end of the Minimum Offering Period. As described under “Plan of Distribution” in the Offering Statement, all subscriptions will be refunded to subscribers by the Escrow Agent without deduction or interest if the Minimum Offering amount is not deposited with the Escrow Agent before the end of the Minimum Offering Period. The Company intends to revise the first paragraph under “Plan of Distribution” to provide that, in the event the Minimum Offering amount has been deposited by the last day of the Minimum Offering Period, the Company may extend the offering beyond November 15, 2017 only with the consent of the Counterparties, and in no event will the duration of the offering extend beyond 90 days following the date of the offering circular. The Company also intends to expand the disclosure under “Offering Circular Summary — The Offering” to describe the foregoing.

It should be noted that, under Section 7(f) of the Option Agreement, the Company may elect to raise capital from sources other than a public offering of its securities in order to fund the exercise price on or before November 15, 2017. The Company would then have until the first anniversary of the Option Agreement (i.e., April 27, 2018) to complete a public offering pursuant to Section 9(a) of the Option Agreement. If the Company did not successfully consummate a public offering by April 27, 2018, the Counterparties would have six months in which to elect to repurchase the royalty interests. The Company will revise the Offering Statement, including without limitation “Use of Proceeds,” in the event it elects to avail itself of the alternative provided by Section 7(f) of the Option Agreement.

Corporate History, page 3

3.	Your website www.royaltyflow.com is not operational. Please advise when this website will become operational.

RESPONSE:

The Company intends to make its website operational approximately at the same time it files the Amendment in September 2017.

United States Securities and Exchange Commission

August 16, 2017

Summary Statements of Revenues and Recoveries and Summary Unaudited Pro Forma Condensed Financial Information, pages 5 & 6

4.	It is not clear why this information is being given such prominence when none of the information relates to actual historical results of the company. The statements of revenues and recoveries are for periods that the company would not be entitled to payments if either option is exercised and reflect gross amounts that are considerably greater than either option would entitle the company to receive. The pro forma balance sheet and statement of operations are similarly not based upon the historical financial statements of the company or any predecessor. Although the accompanying narratives attempt to clarify the significance of both, the potential for investor confusion that this information relates to actual company results strongly suggests that these presentations should be removed from the forefront of the offering memorandum.

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully submits that the payment history of the royalty interests is one of the primary factors potential investors will consider in determining whether to participate in the offering.

The royalty interests have a long history of payments to the Counterparties, and the Company will be entitled to a portion (either 15% or 25%) of such payments following the Company’s acquisition of the Acquired Interests. Investors will likely consider the payment history of the royalty interests in evaluating the potential future value of the royalty interests (and by extension, the value of the Company). This is particularly true in light of the Company’s recent formation and the resulting absence of financial information concerning the Company. Accordingly, the Company believes that it is appropriate to include the payment history in the forefront of the offering circular.

In response to the Staff’s comment, the Company will not present the gross amounts received by the Counterparties but will instead present 15% and 25% of such amounts, which corresponds to the 15% Option and 25% Option. In addition, the Company will relocate the disclosure under “Offering Circular Summary — Acquired Interests,” rather than in a separate summary statement of revenue and recoveries, which the Company believes will decrease the likelihood that investors confuse the historical payments as historical financial statements of the Company. The Company also intends to add additional disclosure that the Company is not entitled to any of the historical payments.

The Company will remove the pro forma balance sheet and statement of operations from the forefront of the offering circular.

United States Securities and Exchange Commission

August 16, 2017

Risk Factors, page 6

We have not conducted an evaluation of the effectiveness of our internal control over financial reporting. If we are unable to implement and maintain effective internal control over financial reporting investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected, page 14

5.	Pursuant to Section 3(b) of the Securities Act, the Commission has exempted offerings made in compliance with Regulation A and Form 1-A from registration. Accordingly, it is unclear why you refer in your offering statement to registration, public company reporting requirements and certain Sarbanes-Oxley requirements. Please revise your disclosure throughout the offering statement as appropriate, including whether you intend to register your common stock under Section 12(g) of the Securities Exchange Act of 1934.

RESPONSE:

The Company will revise the disclosure in the offering circular to make clear that the Company does not currently intend to register its common stock under Section 12(b) or Section 12(g) of the Exchange Act. The Company will revise the risk factor cited in the Staff’s comment to indicate that, because the offering is exempt from registration in compliance with Regulation A and the Company does not intend to register its common stock under Section 12(b) or Section 12(g) of the Exchange Act, the Company will not be obligated to provide a report on the effectiveness of its internal control over financial reporting and will be exempt from the auditor attestation requirements.

Use of Proceeds, page 21

6.	We note that you initially plan on selling securities in this offering on a best efforts basis by your officers and directors. Therefore, you should remove all references to underwriters, including underwriting discounts and commissions, throughout your offering memorandum. If you do secure the services of an underwriter in the future, you should reflect such change in your plan of distribution in a revised offering memorandum.

RESPONSE:

The Company will remove all references to underwriters, including underwriting discounts and commissions, throughout the offering circular. If the Company does secure the services of an underwriter in the future, the Company will reflect such change in an amended Offering Statement.

United States Securities and Exchange Commission

August 16, 2017

7.	Please state whether or not the proceeds will be used to compensate or otherwise make payments to your officers or directors. We note that on page 40 of your filing that you state that you intend to implement a non-employee director compensation program in connection with this offering. We also note that you state on page 40 and 46 that you plan to adopt an equity incentive plan.

RESPONSE:

The Company intends to enter into a shared services agreement with Royalty Exchange pursuant to which Royalty Exchange will provide certain management and administrative services to the Company, including the services of the Company’s officers, in exchange for payments to be set forth in the shared services agreement. As such, the Company will not directly provide cash compensation or benefits to its officers for their service to the Company. The Company will include a more fulsome description of the shared services agreement in the Amendment and will file a copy of the agreement with the Amendment or a subsequent amendment to the Offering Statement.

Although the Company will not provide cash compensation or benefits to its officers, the Company intends to establish an equity incentive plan through which it may make equity grants to its officers and directors. To the extent such awards may be settled in cash, the Company may use a portion of the proceeds to compensate its officers and directors. The Company will revise the Offering Statement to disclose the foregoing.

The Company is still considering its director compensation program. The Company will revise its disclosure to indicate that it may use a portion of the proceeds in connection with its director compensation program.

Dividends, page 22

8.	Please state whether your Class A and Class B common stock holders have equal rights as to cash dividends.

RESPONSE:

As stated under “Description of Capital Stock — Dividends”, holders of the Class A common stock and Class B common stock are entitled to cash dividends on a pari passu basis. The Company will add disclosure under “Dividend Policy” on page 22 that the holders of the Company’s Class A common stock and Class B common stock have equal rights to cash dividends.

Business, page 25

Acquired Interests, page 27

9.	Confirm through added disclosure that the royalty interest does not extend to any monies generated from Eminem concerts or merchandise sales.

RESPONSE:

The Company hereby confirms that the royalty interest does not extend to any monies generated from Eminem concerts or merchandise sales. The Company will add the following disclosure to the second paragraph under “Business — Acquired Interests” on page 27 of the offering circular and throughout the offering circular as appropriate: “The Acquired Interests do not cover proceeds from Eminem concerts or merchandise sales.”

United States Securities and Exchange Commission

August 16, 2017

Security Ownership of Management and Certain Security Holders, page 41

10.	Disclose the persons that control Royalty Exchange, Inc.

RESPONSE:

The Company will add a footnote to the beneficial ownership table to disclose that Royalty Exchange is controlled by Matthew Smith, who serves as Royalty Exchange’s Chief Executive Officer, and Jeff Schneider, who serves as Royalty Exchange’s President and Chief Financial Officer as well as the Company’s Chief Executive Officer and Chief Financial Officer and as a member of the Company’s Board of Directors. The Amendment will also reflect such control in the individual beneficial ownership of each of Messrs. Smith and Schneider in the beneficial ownership table.

Certain Relationships and Related Party Transactions, page 42

11.	Explain how Royalty Exchange, Inc. is considered a related party to the company.

RESPONSE:

Royalty Exchange currently owns 100% of the Company’s voting securities. Following consummation of the offering, Royalty Exchange will continue to beneficially own securities of the Company representing a majority of the voting power. In addition, each of the Company’s current officers and directors, Jeff Schneider and Gary Young, serves as an executive officer of Royalty Exchange. The Company will expand the disclosure under “Certain Relationships and Related Party Transactions” on page 42 to clarify how Royalty Exchange is considered a related party to the Company.

* * *

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc: Jeff Schneider, CEO, Royalty Flow Inc.